ADELPHIA COMMUNICATIONS CORPORATION

5619 DTC Parkway

Greenwood Village, CO  80111

October 24, 2005

VIA EDGAR

Larry M. Spirgel

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:  Adelphia Communications Corporation (“Adelphia” or the “Company”)

Form 10-K for December 31, 2003

Filed December 23, 2004

File No. 0-16014

Dear Mr. Spirgel:

Pursuant to the Staff’s request in its phone conversation with the Company’s SEC counsel, David Martin of Covington & Burling, on October 11, 2005, this letter responds to a question raised by the Staff in a conference call with the Company and PricewaterhouseCoopers LLP on September 15, 2005.  The Staff’s question appears below in italics and is followed by the Company’s response.

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REQUEST FOR CONFIDENTIAL TREATMENT

Adelphia hereby requests confidential treatment of this letter pursuant to the provisions of Rule 83 of the Commission’s Rules Concerning Information and Requests.  More specifically, we request that the SEC staff not disclose this letter, or any memoranda, notes, correspondence or other writings made by the SEC or the SEC staff relating to this letter or to any telephone call or meeting with respect thereto, or any copies or extracts of any of the foregoing, in response to any request under the Freedom of Information Act (“FOIA”), 5 U.S.C. Section 522.

CONFIDENTIAL TREATMENT REQUESTED

BY ADELPHIA COMMUNICATIONS CORPORATION

Pursuant to Rule 83, if a FOIA request for this letter or any of the related material identified in the immediately preceding paragraph is received by the SEC staff during the pendency of this request, we understand that Adelphia will be so informed and be asked at that time to submit its formal application for confidential treatment.  We understand that this submission shall be valid for ten years from the date hereof.

All notices, orders and requests for substantiation of this confidential treatment request under Rule 83 should be directed to:

Adelphia Communications Corporation

5619 DTC Parkway

Greenwood Village, CO  80111

Attention:  Brad M. Sonnenberg

Executive Vice President, General Counsel and Secretary

Telephone: (303) 268-6300

Facsimile: (303) 268-6662

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Please do not hesitate to call me at (303) 268-6370 or our counsel David Martin of Covington & Burling at (202) 662-5128 with any questions.  Thank you.

Sincerely,

/s/ Scott D. Macdonald

Scott D. Macdonald
Senior Vice President &
Chief Accounting Officer

[* * *] indicates redacted material.

cc:                                 Ted Yu

Kathleen Krebs

Melissa Hauber

Carlos Pacho

Sondra Stokes

Securities and Exchange Commission

William T. Schleyer

Vanessa A. Wittman

Brad M. Sonnenberg

Luci Altman

Adelphia Communications Corporation

David B.H. Martin

Bruce C. Bennett

Covington & Burling

Office of Freedom of Information and Privacy Act Operations

Securities and Exchange Commission Operations Center

6432 General Green Way

Alexandria, VA  22312-2413